TSX:IRC                                                                                 NR 05-08

                                                                                         April 20, 2005

INTERNATIONAL ROYALTY CORPORATION APPOINTS

RAY JENNER AS CHIEF FINANCIAL OFFICER

DENVER, COLORADO - April 20th, 2005 - International Royalty Corporation

(TSX: IRC) (“IRC”) is pleased to announce the appointment of Ray Jenner as its Chief Financial Officer.   Mr. Jenner has over 20 years of finance, tax and accounting experience in the international mining sector and has held several senior management positions over the past 12 years.  He formerly served as Vice President, Finance and CFO for Nord Resources Corp. and Vice President and Treasurer for Echo Bay Mines Ltd.

Mr. Jenner will be replacing David R. Hammond, Ph.D., who has been serving as interim CFO for IRC during its recently completed initial public offering.  Dr. Hammond will return to his regular position within IRC as Vice President, Strategic Planning.

Douglas Hurst, President of IRC, said “We are very pleased to have Ray join us as CFO.  The experience and expertise he possesses will be an asset to the company.  His addition to the management team will give IRC a unique edge which we look forward to leveraging for our shareholders.”

Mr. Jenner will be issued 100,000 stock options at the exercise price of CAD$3.90 per share.

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds interests in or has contracts for the purchase of over 60 royalties, including an effective 2.7% net smelter return interest in the Voisey's Bay nickel-copper-cobalt project located in Labrador, Canada.  IRC’s portfolio includes royalties on properties ranging from the exploration through production stages across the globe.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas J. Hurst

President and Director

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals,

including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

For further information please contact:

Douglas B. Silver, Chairman and CEO: (303) 799-9020

Douglas J. Hurst, President: (250) 352-5573

International Royalty Corporation

10 Inverness Drive East, Suite 104

Englewood, Colorado USA 80112

Fax: (303) 799-9017

info@internationalroyalty.com

www.internationalroyalty.com